UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-8606

VERIZON SAVINGS AND SECURITY PLAN

FOR NEW YORK AND NEW ENGLAND

ASSOCIATES

VERIZON COMMUNICATIONS INC.

140 WEST STREET

NEW YORK, NEW YORK 10007

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3
Notes to Financial Statements	4-12

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year)	13

SIGNATURE

EXHIBIT:

23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Security Act of 1974 are omitted as not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Verizon Employee Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the Verizon Savings and Security Plan for New York and New England Associates (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus LLP

New York, New York

June 29, 2010

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Statements of Net Assets Available for Benefits

As of December 31, 2009 and 2008

(in thousands of dollars)

	2009	2008
Assets:
Investments in Master Trusts (at fair value)	$3,351,112	$2,984,453

Participant loans	223,756	212,966

Net assets reflecting investments (at fair value)	3,574,868	3,197,419

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(7,481)	13,294

Net assets available for benefits	$3,567,387	$3,210,713

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2009

(in thousands of dollars)

Additions:

Contributions:
Employee	$168,237
Employer	81,901

Total contributions	250,138
Net investment gain from investments in Master Trusts	339,771

Total additions	589,909

Deductions:
Benefits paid to participants	230,591
Transfers to other qualified plans, net	629
Administrative expenses	2,015

Total deductions	233,235

Net change	356,674

Net assets available for benefits:
Beginning of year	3,210,713

End of year	$3,567,387

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2009

NOTE 1 DESCRIPTION OF THE PLAN

The following description of the Verizon Savings and Security Plan for New York and New England Associates (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

Eligibility

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides eligible employees, as described in the Plan document, of Verizon Communications Inc. (“Verizon”) and certain of its subsidiaries (“Participating Affiliates”) with a convenient way to save for both medium and long-term needs.

Covered employees are eligible to make tax-deferred or after-tax contributions to the Plan, and to receive matching employer contributions, upon completion of enrollment in the Plan, as soon as practicable following the date of hire.

An individual’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee; however, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Investment Options

Participants shall direct their contributions to be invested in any of the current investment options.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, matching contributions, and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Payment of Benefits

Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the four optional forms of benefit payment which include: (1) in Verizon shares for investments in the Verizon Company Stock Fund, with the balance in cash; (2) annual installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant; (3) in monthly or annual installments over a period equal to the life expectancy of the participant; or (4) for those participants eligible to receive their distribution in installments as described in (2) or (3) above, a pro rata portion of each installment payment in Verizon shares for investments in the Verizon Company Stock Fund, with the balance of each installment in cash.

Participant Loans

The Plan includes an employee loan provision authorizing participants to borrow an amount of up to 50% from their vested account balances in the Plan subject to certain limitations. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than five years (15 years for a loan to purchase a principal residence). For loans up to five years, each new loan will bear interest at a rate based upon the prime rate as published in the Wall Street Journal on the last business day of the calendar month ending immediately prior to the first day of the new loan cycle. Loans for a period of longer than five years shall bear interest at such rate plus one percent.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2009

NOTE 1 DESCRIPTION OF THE PLAN (continued)

Master Trust

At December 31, 2009 and 2008, the Plan participated in the Verizon Master Savings Trust (the “Master Trust”) and owned a percentage of the assets in the Master Trust. This percentage is based on a pro rata share of the Master Trust assets. The Plan owned approximately 17% and 19% of the net assets in the Master Trust at December 31, 2009 and 2008, respectively.

Fidelity Management Trust Company (the “Trustee”) has been designated as the trustee of the Master Trust and is responsible for the control and disbursement of the funds and portfolios of the Plan. Expenses of administering the Plan, including fees and expenses of the trustee may not be charged to the Plan. Investment fees are charged against the earnings of the funds and portfolios. The trustee is also responsible for the investment and reinvestment of the funds and portfolios of the Plan, except to the extent that it is directed by Verizon Investment Management Corp (“VIMCO”) or by third party investment managers appointed by VIMCO.

At December 31, 2009, the Plan also owned a percentage of the assets in the Bell Atlantic Master Trust, for which The Bank of New York Mellon is the trustee. The plan assets in the Bell Atlantic Master Trust are pooled between defined benefit plans and defined contribution plans. The total fair value of the assets allocated to defined contribution plans in the Bell Atlantic Master Trust was $1.3 billion and $674 million at December 31, 2009 and 2008, respectively. The Plan owned approximately 6% and 8% of the assets allocated to defined contribution accounts at December 31, 2009 and 2008, respectively.

Interest and dividends along with net appreciation (depreciation) in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trusts as a percentage of the total participation in such funds and portfolios.

Plan Modification

Verizon, acting through the Human Resources Committee of its Board of Directors or through the Verizon Employee Benefits Committee, reserves the right to modify, alter, or amend the Plan at any time, subject to collective bargaining requirements. Verizon, acting through its Board of Directors, reserves the right to terminate the Plan at any time, subject to collective bargaining requirements.

Risks and Uncertainties

The Plan provides investment options for participants, who can invest in combinations of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 2 ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to current year presentation.

Statement of Changes in Net Assets Available for Benefits

The Statement of Changes in Net Assets Available for Benefits reflects the net investment income gain from the Plan’s interest in the Master Trust, which consists of the realized gains or losses and the unrealized appreciation (depreciation) in fair value of those investments, as well as interest and dividends earned.

Investments in Master Trusts

Purchases and sales of investments are reflected as of the trade date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

Fair Value Measurements

Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2009

NOTE 2 ACCOUNTING POLICIES (continued)

The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3 – No observable pricing inputs in the market

Financial assets and financial liabilities are classified in their entirety based on the lowest level of inputs that is significant to the fair value measurements. The Plan sponsor’s assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

Investment contracts are required to be reported at fair value. However, contract value is the relevant measurement of that portion of net assets attributable to fully benefit-responsive investment contracts, as that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present net assets at fair value, with an adjustment to contract value for the investment contracts held by the Master Trust. In addition, net assets available for benefits and the changes in net assets available for benefits per the financial statements will be different from those in the Plan’s Form 5500 due to the adjustment from fair value to contract value for fully benefit-responsive investment contracts, as reflected in the financial statements (see Note 8).

Recently Adopted Accounting Standards

On June 15, 2009, the Plan sponsor prospectively adopted the accounting standard, as amended, regarding the accounting for, and the disclosure of, events that occur after the balance sheet date but before the financial statements are issued.

On June 15, 2009, the Plan sponsor prospectively adopted the accounting standard regarding estimating fair value measurements when the volume and level of activity for the asset or liability has significantly decreased, which also provides guidance for identifying transactions that are not orderly.

On August 28, 2009, the Plan sponsor adopted the accounting standard update regarding the measurement of liabilities at fair value. This standard update provides techniques to use in measuring fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not readily available.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2009

NOTE 3 NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets related to the Plan’s non-participant directed investments is as follows (in thousands):

	As of December 31,
	2009	2008
Net Assets:
Verizon common stock	$843	$615,135

Changes in net assets:	Year ended December 31, 2009
Employer contributions	81,901
Net transfers in	44
Net investment (loss)	(14,881)
Benefits paid to participants	(65,688)
Decrease in diversification adjustment (Note 4)	(598,690)
Other	(16,978)

Net decrease	(614,292)

NOTE 4 VESTING AND CONTRIBUTIONS

A participant shall be fully vested in the employer-matching contributions allocated to his or her account and any income thereon upon completing three years of vesting service or upon death, disability, retirement from Verizon or a Participating Affiliate, attainment of normal retirement age, or permanent or extended (more than twelve months) layoff. Vesting shall also occur if a participant accepts a voluntary income protection program or is hired by Portability Company (as defined in the Plan document) within 30 days of termination.

A terminated employee’s non-vested employer-matching contributions are forfeited and offset against subsequent employer-matching contributions to the Plan. There were no forfeitures used to reduce employer matching contributions for the year ending December 31, 2009. Forfeitures used to reduce employer-matching contributions were $214 thousand for the year ending December 31, 2008. The balance in the forfeiture account was $74 thousand and $50 thousand at December 31, 2009 and 2008, respectively.

The Plan is funded by employee contributions up to a maximum of 16% of compensation and subject to applicable collective bargaining agreements, by employer-matching contributions in shares of Verizon common stock in an amount equal to 82% of the initial 6% of the eligible participant’s contributions of eligible compensation for each payroll period. Employees attaining the age of 50 or older can elect to make additional catch-up contributions to the Plan.

Participant contributions may be made on a before tax basis (“elective contributions”) or from currently taxed compensation (“after-tax contributions”). Each participant’s elective contributions for the 2009 plan year were limited to $16,500. The total amount of elective contributions, after-tax contributions, employer-matching contributions, and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (1) $49,000 or (2) 100% of the participant’s total compensation; and the compensation on which such contributions were based was limited to $245,000. The catch-up contribution limit is $5,500 for participants eligible to make catch-up contributions.

Employer-matching contributions are made in Verizon common stock. The Verizon common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Verizon common stock but rather own an interest in the unitized fund.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2009

NOTE 4 VESTING AND CONTRIBUTIONS (continued)

For the 2009 plan year, total company-matching contributions of 2.7 million shares of Verizon common stock were made with a fair value at the date of contribution of $81.9 million.

Effective January 1, 2009, a participant who has completed at least three years of service may transfer employer-matching contributions made on or after January 1, 2007 to any other investment option or options under the Plan. Effective January 1, 2009, a participant may transfer Payroll-Based Stock Ownership Plan (“PAYSOP”) account balances and employer-matching contributions (and related earnings) made before January 1, 2007 to any other investment option or options under the Plan.

In Note 3 above, the “Diversification Adjustment” reflects employer-matching contributions that a participant may elect to transfer into any investment option available under the Plan, subject to the provisions of the Plan document. Participants age 50 and older with one year of service are permitted to redirect up to 50% of these employer-matching contributions (100% after attaining age 55).

NOTE 5 RELATED-PARTY TRANSACTIONS

VIMCO, an indirect, wholly owned subsidiary of Verizon, is the investment advisor for certain investment funds and therefore qualifies as a party-in-interest. VIMCO received no compensation from the Plan other than reimbursement of certain expenses directly attributable to its investment advisory and investment management services rendered to the Plan. In addition, certain investments held by the Trusts are managed by Bank of New York Mellon as trustee and Fidelity as trustee and record keeper. Therefore these investments qualify as parties-in-interest transactions. The Plan also allows investment in Verizon common stock, which is a party-in-interest transaction. All of these transactions are exempt from the prohibited transaction rules.

NOTE 6 INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trusts are exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trusts are tax exempt.

NOTE 7 INVESTMENTS IN MASTER TRUSTS

Fair values of publicly traded common stock and mutual funds are determined by obtaining quoted prices in active markets. The fair value of government securities, corporate debt obligations and other U.S. and international fixed income securities are valued based on yields currently available on comparable securities or issues with similar credit ratings. Fair value of the commingled funds are based on the net asset values of the shares held as reported by fund managers, which are determined by the fair values of the underlying investments. The fair value of the synthetic guaranteed investment contracts equals the fair value of the underlying assets, primarily consisting of government securities and corporate debt obligations, which are valued based on the yields currently available on comparable securities of issues with similar credit ratings.

A portion of certain funds in the Master Trusts are invested in synthetic wrap investment contracts (“wrap contract”) held with four insurance companies and banks. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the fair value of the covered assets once the fair value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions during a time when the fair value of the fund’s covered assets is below their contract value and fair value is ultimately reduced to zero. Standard & Poor’s rated the issuers of these contracts and the contracts underlying the securities from A- to AAA at both December 31, 2009 and 2008.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2009

NOTE 7 INVESTMENTS IN MASTER TRUSTS (continued)

Contract value represents contributions made under the contracts, plus accrued interest, less withdrawals and administrative expenses. The contracts are included in the Master Trust assets at contract value, which, as reported by the insurance companies and banks, was approximately $805 million and $800 million, at December 31, 2009 and 2008, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include: (1) substantive modification of the Plan, including complete or partial plan termination or merger with another plan; (2) any change in law, regulation, or administrative ruling that could have a material adverse effect on the fund’s cash flow; (3) the Plan’s failure to qualify under section 401(k) of the Internal Revenue Code; and (4) bankruptcy of the Plan sponsor or other plan sponsor events which cause a significant withdrawal from the Plan and (5) ) defaults in the debt securities that comprise the covered assets in excess of certain limits. The Plan administrator does not believe the occurrence of any such event is probable at this time.

Wrap contracts accrue interest using a formula called the “crediting rate.” Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between fair value and contract value over time. The crediting rate is reset quarterly and has a floor rate of zero.

The contracts had average yields of 3.00% and 4.89% at December 31, 2009 and 2008, respectively. The crediting interest rates for the wrap contracts were 2.60% and 4.39% at December 31, 2009 and 2008, respectively. No valuation reserve was recorded, or was deemed necessary, at December 31, 2009 and 2008 to adjust contract amounts.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2009

NOTE 7 INVESTMENTS IN MASTER TRUSTS (continued)

The following table represents the Master Trusts’ net investments by investment type and participant loans measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2009 and investment income for the year ended December 31, 2009 (in thousands):

	Assets at Fair Value as of December 31, 2009				Net Investment Income in Master Trusts Year Ended December 31, 2009
	Level 1	Level 2	Level 3	Total Fair Value	Interest & Dividends	Appreciation (Depreciation)
Investments
Verizon common stock	$5,251,617	$—	$—	$5,251,617	$268,905	$(107,469)
Investment contracts	—	2,441,923	—	2,441,923	—	97,604
Mutual funds
U.S. fixed income	850,506	—	—	850,506	32,746	38,374
U.S. equity	407,755	—	—	407,755	2,460	102,712
U.S. small cap	395,061	—	—	395,061	—	71,075
International equity	247,734	—	—	247,734	2,302	59,744
Commingled funds
U.S. equity	—	4,206,157	—	4,206,157	—	1,019,701
Cash equivalents	—	1,273,383	—	1,273,383	6,115	18,991
International equity *	—	1,025,781	—	1,025,781	—	240,646
U.S. small cap	—	390,951	—	390,951	—	70,338
U.S. fixed income	—	378,309	—	378,309	—	19,938
Real estate	—	136,572	—	136,572	—	15,322
Other	—	71,855	—	71,855	—	12,413
International fixed income	—	1,112,558	—	1,112,558	—	160,329
Common stock
International equity *	991,383	2,976	—	994,359	—	254,404
U.S. equity	558,758	—	—	558,758	—	145,793
U.S. small cap	197,902	—	—	197,902	—	35,606
Other	6,692	67,659	—	74,351	—	12,844

Total investments at fair value	8,907,408	11,108,124	—	20,015,532	312,528	2,268,365
Participant loans**	—	—	856,423	856,423	—	—

Total assets at fair value	8,907,408	11,108,124	856,423	20,871,955	—	—
Adjustment from fair value to contract value for fully benefit responsive investment contracts	—	(41,550)	—	(41,550)	—	—

Total net assets	$8,907,408	$11,066,574	$856,423	$20,830,405	$312,528	$2,268,365

*	These amounts include the assets of the defined contribution account of the Bell Atlantic Master Trust. The aggregate market value of the investments held in the defined contribution account of the Bell Atlantic Master Trust totaled $1.3 billion at December 31, 2009.
**	Plan specific participant loans total $223.8 million. Participant loans are carried at amortized cost which approximates fair value. The increase in the value of participant loans of $10.8 million from $213 million in 2008 is primarily attributable to new loans issued, net of repayments.

The Plan’s interest in the carrying value of the Master Trust and the Bell Atlantic Master Trust and the related investment gain is reported in investments in Master Trusts in the Statements of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits, respectively.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2009

NOTE 7 INVESTMENTS IN MASTER TRUSTS (continued)

The following table states the change in fair value of the Plan’s level 3 assets for the year ended December 31, 2009 (in thousands):

	Fair Value January 1, 2009	Unrealized Gain	Repayments/ Issuances Net	Transfers In/(Out)	Fair Value December 31, 2009
Participant loans	$797,807	$—	$102,676	$(44,060)	$856,423
Commingled funds	2,575	—	—	(2,575)	—

	$800,382	$—	$102,676	$(46,635)	$856,423

The following table represents the Master Trusts’ net investments by investment type and participant loans measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2008 (in thousands):

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total Fair Value

Investments
Investment contracts	$—	$2,242,762	$—	$2,242,762
Commingled funds *	—	4,847,005	2,575	4,849,580
Verizon stock	5,294,232	—	—	5,294,232
Fixed income	—	1,499,476	—	1,499,476
Mutual funds	1,980,942	35,071	—	2,016,013
Common Stock *	1,018,650	63,676	—	1,082,326

Total Investments	8,293,824	8,687,990	2,575	16,984,389
Participant loans**	—	—	797,807	797,807

Total assets at fair value	8,293,824	8,687,990	800,382	17,782,196
Adjustment from fair value to contract value for fully benefit responsive investment contracts	—	37,032	—	37,032

Total net assets	$8,293,824	$8,725,022	$800,382	$17,819,228

*	These amounts include the assets of the defined contribution account of the Bell Atlantic Master Trust. The aggregate market value of the investments held in the defined contribution account of the Bell Atlantic Master Trust totaled $674 million at December 31, 2008.
**	Plan specific participant loans total $213 million.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2009

NOTE 8 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles net assets per the Statements of Net Assets Available for Benefits to the Plan’s Form 5500 Asset and Liability Statement at December 31 (in thousands):

	2009	2008
Net assets available for benefits per the financial statements	$3,567,387	$3,210,713
Adjustment for deemed no post default payments	(5,874)	(5,336)
Adjustment for fully benefit-responsive investment contracts	7,481	(13,294)

Net assets available for benefits per Form 5500	$3,568,994	$3,192,083

The following table reconciles net change per the Statement of Changes in Net Assets available for benefits to net income per the Plan’s Form 5500 Income and Expense Statement for the year ended December 31, 2009 (in thousands):

2009
Total changes per the financial statements	$356,674
Adjustment for deemed no post default payments	(538)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	20,775

Net income per Form 5500	$376,911

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

EIN: 23-2259884

Plan # 011

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2009

(in thousands of dollars)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant loans*	0-15 years maturity at 3.25% - 10.50%	$223,756
*	Party-in-interest

Cost information is not required because investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

By:	/s/ Marc C. Reed
Marc C. Reed
(Chairperson, Verizon Employee Benefits Committee)

Date: June 29, 2010

Exhibit Index

23.1  Consent of Independent Registered Public Accounting Firm